1735 Market Street Philadelphia, PA 19103 | 215 339 1200 www.pes-companies.com

September 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Philadelphia Energy Solutions Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-202119

Ladies and Gentlemen:

Philadelphia Energy Solutions Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No 333-202119), filed on February 17, 2015 (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to our counsel Charles Carpenter and Debbie Yee at Latham & Watkins LLP via facsimile at (713) 546-5401 and via email at charlie.carpenter@lw.com and debbie.yee@lw.com.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application, please contact Charles Carpenter at (212) 906-1259 or Debbie Yee at (713) 546-7429 of Latham & Watkins LLP. Thank you for your assistance in this matter.

Very truly yours,

PHILADELPHIA ENERGY SOLUTIONS INC.

By:	/s/ John B. McShane
Name:	John B. McShane
Title	Executive Vice President, General Counsel
and Secretary